Exhibit 99.1

Allot Communications Appoints Shmuel Arvatz as New Chief
Financial Officer

New CFO brings extensive experience and leadership in technology and finance,
Transition will become effective immediately

November 4, 2014 - Hod Hasharon, Israel – Allot Communications Ltd. (NASDAQ, TASE: ALLT), a leading global supplier of service optimization and revenue generation solutions for fixed and mobile broadband operators and cloud providers, today announced the appointment of Mr. Shmuel Arvatz as the Company’s new Chief Financial Officer. Mr. Arvatz will replace Mr. Nachum Falek, Allot’s current CFO, who is leaving to become the CFO of a privately-held company.

"Shmuel brings more than 20 years of experience, great talent and skill both in finance and business leadership in the hi-tech industry," said Andrei Elefant, Chief Executive Officer of Allot. "Shmuel will contribute to our finance, operations, investor relations and business strategy. On behalf of the board of directors and Allot's management I wish to thank Nachum for five years of outstanding service directing the finance and investor relations teams and being a vital contributor to the Allot success story. We all wish him luck with his future endeavors."

Prior to joining Allot, Mr. Arvatz served as the CFO of ClickSoftware (NASDAQ: CKSW), a leading provider of automated mobile workforce management and service optimization solutions for enterprises, since 2002. Prior to joining ClickSoftware, Shmuel served as the CFO of Shrem, Fudim, Kelner Technologies Ltd., a leading investment house in Israel. He also served as Executive Vice President and CFO of Tecnomatix Technologies Ltd. (NASDAQ: TCNO), a leading provider of software e-manufacturing solutions. Between 1990 and 1999, Shmuel served as Vice President and CFO of ADC Israel Ltd. (previously Teledata Communications Ltd.). Shmuel holds a B.A. in Accounting and Economics from Bar-Ilan University.

“I am thrilled at the opportunity to join Allot, as the dominant leader in its field and a successful company with a proven track record,” said Shmuel Arvatz, Allot’s new Chief Financial Officer. “I am looking forward to contributing the knowledge and perspective I have gained from my experience in the industry to support Allot in its future growth and development,” he added.

About Allot Communications

Allot Communications Ltd. (NASDAQ, TASE: ALLT) empowers service providers to monetize and optimize their networks, enterprises to enhance productivity and consumers to enjoy an always-on digital lifestyle. Allot’s advanced DPI-based broadband solutions identify and leverage network intelligence to analyze, protect, improve and enrich mobile, fixed and cloud service delivery and user experience. Allot’s unique blend of innovative technology, proven know-how and collaborative approach to industry standards and partnerships enables network operators worldwide to elevate their role in the digital lifestyle ecosystem and to open the door to a wealth of new business opportunities. For more information, please visit www.allot.com.

Forward Looking Statement

This release may contain forward-looking statements, which express the current beliefs and expectations of Company management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to compete successfully with other companies offering competing technologies; the loss of one or more significant customers; consolidation of, and strategic alliances by, our competitors, government regulation; lower demand for key value-added services; our ability to keep pace with advances in technology and to add new features and value-added services; managing lengthy sales cycles; operational risks associated with large projects; our dependence on third party channel partners for a material portion of our revenues; and other factors discussed under the heading "Risk Factors" in the Company's annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Allot Communications Contact:

Maya Lustig | Director of Corporate Communications
+972.9.7616851| mlustig@allot.com

Rami Rozen | AVP Corporate Development
+972.52.5694441| rrozen@allot.com